

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2011

Via U.S. Mail

Mitch Edwards
Chief Financial Officer and General Counsel
Skullcandy, Inc.
1441 West Ute Blvd., Suite 250
Park City, UT 84098

> **Re: Skullcandy, Inc.**
> **Registration Statement on Form S-1, as amended by**
> **Amendment No. 2**
> **Filed May 11, 2011**
> **File No. 333-171923**

Dear Mr. Edwards:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Note 5. Stock Repurchases, page F-12

1.   We note your response to comment eight from our letter dated May 6, 2011. Please address the following items:

- It is unclear to us how you have determined that the unrecognized compensation expense of $1,532,000 is immaterial to your 2009 financial statements. Please provide us with your materiality analysis, addressing the guidance in SAB 99 and SAB 108.

- Please tell us whether Mr. Alden had voting control of the company and/or control of the board of directors immediately prior to the transaction with Goode Skullcandy Holdings LLC. Tell us his percentage ownership, including interests held by

Ptarmigan, LLC and any other trusts with which he was associated. In addition, please tell us the composition of the board of directors and how each member was appointed.

Note 6. Debt, page F-13

2.   We note your response to comment five from our letter dated May 6, 2011. Clarify for us why you recorded a discount on the issuance of the convertible note, since the proceeds and the principal amount of the note were the same. In addition, tell us why the total interest paid during 2010 ($4,661,845) exceeds the amount disclosed as "cash paid for interest" on page F-6.

3.   We note your response to comment six from our letter dated May 6, 2011. Please tell us how you determined the fair value of the derivative as of December 31, 2010 and clarify why this amount is the same as the discount on the stockholder payable. In addition, it is unclear to us why you continue to record a derivative associated with the stockholder payable at December 31, 2010. In this regard, we note your disclosure on page F-13, which states that you removed the contingencies associated with the stockholder payment. Clarify the nature of these contingencies and whether the payment is still linked to the compound internal rate of return realized in an initial public offering.

Note 9. Convertible Preferred Stock and Stockholders' Equity (Deficit), page F-16

4.   We note your response to comment 10 from our letter dated May 6, 2011. Please revise your disclosure to discuss the terms of the put right associated with the Series C common stock, including the redemption price.

You may contact Melissa Hauber, Staff Accountant, at 202-551-3368 or Robert Littlepage, Accounting Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via facsimile to 714-755-8290
        B. Shayne Kennedy
        Latham & Watkins LLP